UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 4, 2022

Pursuant to the provisions of Articles 21 - A and 258° of the General Corporations Law and the second final complementary provision of Law 31194, the shareholders of AENZA S.A.A. ("AENZA") are hereby convened to attend the mandatory Annual Shareholders' Meeting to be held on March 31, 2022, at 11:00 am. (the "Meeting"), in order to discuss with the following agenda:

1.	Approval of Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for the 2021 Fiscal Year
2.	Application of Results of the 2021 Fiscal year
3.	Board Meetings and Board Committees Attendance Fees for the period 2022 - 2023
4.	Appointment of the External Auditors for the period 2022 - 2025; and
5.	Delegation of powers to formalize the resolutions.

The Meeting, the review of the quorum and the voting corresponding to the agenda items will be carried out through the "Microsoft Teams" platform, which will be accessible according to the procedure established in the informative document (the "Informative Document").

In the event that a quorum is not present for the Meeting to be held on first call, a second call will be held on April 4, 2022 at the same time, in which case the Meeting will be held through the same platform and with the same agenda. Likewise, in the event that the quorum required for the Meeting to be held on second call is not met, a third call is hereby convened for April 7, 2022 at the same time, in which case, the same shall be held through the same platform and with the same agenda.

This notice, the Information Document, as well as the information and documentation related to the matters to be discussed as required by the Regulation on Relevant Information Communication and Reserved Information, are published as a Relevant Information Communication, and in the section "Shareholders' Meetings or Non-Presential Bondholders' Meetings" of the Securities Market Portal of the SMV (www.smv.gob.pe) and at www.aenza.com.pe.

Other information and documentation related to the matters to be discussed at the Meeting is also published in the "Shareholders' Meetings or Bondholders' Meetings Not in Attendance" section of the SMV's Securities Market Portal.

Without any other particular, we remain yours.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: March 4, 2022